UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission file number: 001-41425

Golden Sun Education Group Limited

Profit Huiyin Square North Building,

Huashan 2018, Unit 1001,

Xuhui District, Shanghai, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On November 22, 2023, Golden Sun Education Group Limited (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, and terminated Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm, effective immediately. The appointment of Assentsure was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company, as well as the Company’s board of directors. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Marcum Asia served as the Company’s independent registered public accounting firm October 27, 2022 to November 22, 2023. The audit report of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal year ended September 30, 2022 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. In connection with the audit of the Company's consolidated financial statements for the fiscal year ended September 30, 2022, and in the subsequent interim period through November 22, 2023, there were no disagreements with Marcum Asia on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to such matters in its audit report. With regard to the Company’s internal control, Marcum Asia advised the Company of the following material weaknesses: (1) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address certain accounting issues, and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements, and (2) for certain related party transactions, the Company did not have management review, approval, or related documentation in place. There were no other reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal year ended September 30, 2022, or in the subsequent period through November 22, 2023.

The Company provided Marcum Asia with a copy of the forgoing disclosure and requested Marcum Asia to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated November 27, 2023, is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through November 22, 2023, the Company did not consulted with Assentsure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Letter of Marcum Asia to the U.S. Securities and Exchange Commission dated November 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Education Group Limited

Date: November 27, 2023	By:	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer

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